Li He Partner +852 2533 3306 li.he@davispolk.com	Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com
Resident Hong Kong Partners

Karen Chan ** Yang Chu ** James C. Lin * Gerhard Radtke *	Martin Rogers ** Miranda So * James Wadham ** Xuelin Wang *

Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

September 1, 2023

Re:	XCHG Ltd (CIK: 0001979887) Responses to the Staff’s Comments on the Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted July 26, 2023

Confidential

Stephany Yang

Jean Yu

Patrick Fullem

Asia Timmons-Pierce

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of XCHG Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 9, 2023 on the Company’s draft registration statement on Form F-1 confidentially submitted on July 26, 2023 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”). The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering.

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s response to such comments. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing a particular comment appears.

Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

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Amendment No. 1 to Draft Registration Statement on Form F-1 submitted July 26, 2023

General

1.	We note you recently completed certain corporate reorganization transactions. Please file any material agreements relating to the reorganization. Refer to Item 601(b)(2) of Regulation S-K.

The Company respectfully advises the Staff that the Company has filed the Investors’ Rights Agreement as exhibit 10.4, which is the only material agreement relating to the reorganization as of the date of this letter. The Company acknowledges the Staff’s comment and will file any additional material agreements relating to the reorganization in accordance with Item 601(b)(2) of Regulation S-K.

Licenses and Approvals, page 3

2.	We note your response to comment 3 and your disclosure that you do not believe you are subject to review by the CAC. Please disclose whether you relied on counsel to reach this conclusion. If so, identify counsel and file a consent.

In response to the Staff’s comment, the Company revised the disclosure on page 4 of the Revised Draft Registration Statement. The Company will also file the consent of such counsel upon the public filing of the registration statement.

Transfer of Funds and Other Assets, page 4

3.	We note your response to comment 4. Please discuss whether you have specific cash management policies and procedures in place that dictate how funds are transferred through your organization. If applicable, please add a related description.

In response to the Staff’s comment, the Company revised the disclosure on cover page and page 5 of the Revised Draft Registration Statement.

Risk Factors

Risks Related to Regulations, page 28

4.	We note your response to comment 9. If applicable, please include a risk factor disclosing that you may become subject to cybersecurity review by the CAC in the future and the associated risks on your operations.

In response to the Staff’s comment, the Company revised the disclosure on pages 4 and 30 of the Revised Draft Registration Statement.

September 1, 2023	2

Risks Related to Regulations, page 28

5.	We note your disclosure that the convertible note transactions are expected to close by the end of July 2023. Please update this disclosure in a future filing.

In response to the Staff’s comment, the Company revised the disclosure on page 133 and 134 of the Revised Draft Registration Statement. The Company acknowledges the Staff’s comments and will continue to update this disclosure in a future filing.

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September 1, 2023	3

If you have any questions regarding this submission, please contact Li He at +86-186-1110-6922 (li.he@davispolk.com) or Ran Li at +86-186-0006-9077 (ran.li@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Ms. Xiaoling Song (Xiaoling@xcharge.com), Chief Financial Officer
XCHG Limited

Mr. Allen Wang, Esq., Partner
Latham & Watkins LLP

Mr. Max Ma, Partner
KPMG Huazhen LLP

September 1, 2023	4